VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005
OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

February

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1282891.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Return of Allotment of Shares form dated January 12, 2005.
- Return of Allotment of Shares form dated January 26, 2005.
- Return of Allotment of Shares form dated January 28, 2005.
- Update of Number of CDI's quoted on the Australian Stock Exchange dated February 3, 2005.
- Schedule 5 – Henderson Share Incentive Plan - Block Listing Six Monthly Return for period from July 30, 2004 through January 29, 2005.
- Schedule 5 – HHG plc Sharesave Scheme - Block Listing Six Monthly Return for period from July 30, 2004 through January 29, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated February 1, 2005.
- Press release dated January 7, 2005 by HHG plc regarding CDI voting instruction and election form.
- Press release dated January 20, 2005 by HHG plc announcing the date of release of its preliminary results for 2004.
- Press release dated February 3, 2005 of HHG plc for purposes of Rule 2.10 (City Code on Takeovers and Mergers).
- Press release dated February 3, 2005 by HHG plc confirming that Resolution Life Group has made an approach to HHG plc.
- Press release dated February 4, 2005 by HHG plc announcing that Resolution Life Group will not be making an offer for the entire issued share capital of HHG plc.

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,807		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name NEIL D COLEMAN	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,807
Address 22 FOREST WAY TUNBRIDGE WELLS KENT		
UK postcode TN2 5HA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed [signature] Date 18.1.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre , Lynch Wood,
Peterborough, PE2 6FY, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,382		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Peter John Bond	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,807
Address: 72 Phoenix Drive, Wateringbury, Maidstone, Kent		
UK postcode: ME18 5RS		
Name: Patrick Harrington	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,807
Address: 17 Kings Avenue, Ealing, London		
UK postcode: W5 2SJ		
Name: John Martin Shaw	Class of shares allotted: £0.10 Ordinary	Number allotted: 4,807
Address: Down Cottage, Down Lane Frant, Tunbridge Wells, Kent		
UK postcode: TN3 9HL		
Name: Jennifer Anne Wild	Class of shares allotted: £0.10 Ordinary	Number allotted: 961
Address: 17 Invicia Court, Billericay, Essex		
UK postcode: CM12 0LR		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 4.2.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre, Lynch Wood,
Peterborough, PE2 6FY
Tel 01733 475284
DX number DX exchange

coform

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	01	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	75,803		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Company No 2072534

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name GREENWOOD NOMINEES LIMITED	Class of shares allotted: £0.10 Ordinary	Number allotted: 75,803
Address 20 MOORGATE LONDON		
UK postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 1·2·05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

UKLS Secretariat, The Pearl Centre , Lynch Wood,
Peterborough, PE2 6FY, England
Tel
DX number DX exchange

BLUEPRINT OneWorld

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)	
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)	
3	Date of update	3 February 2005	
		Number	**Class**
4	Securities quoted on ASX:		CDIs:
	At previous report	1,783,948,105	At 31 December 2004
	Net transfers*	(50,322,571)	
	This report	1,733,625,534	At 31 January 2005
	*transfers between CDIs and ordinary shares listed on the LSE		

		Number	Class
5	Number and class of all securities not quoted on ASX	2,710,670,583	Fully paid ordinary shares quoted on the LSE at 31 January 2005

Gerald Watson, Company Secretary

Date: 3 February 2005

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company HHG PLC	
2.	Name of scheme Henderson Share Incentive Plan	
3.	Period of return: From 30 July 2004 to 29 January 2005	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	833,770
5.	Number of shares issued/allotted under scheme during period:	373,450
6.	Balance under scheme not yet issued/allotted at end of period	460,320
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	833,770

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,710,670,583

Contact for queries:

Name: Gerald Watson

Telephone: 01733 474435

Address:

4 Broadgate, London, EC2M 2DA

Person making return

Name: Gerald Watson

Position: HHG PLC Company Secretary

Signature: Gerald A Watson

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company HHG PLC	
2.	Name of scheme HHG PLC Sharesave Scheme	
3.	Period of return: From 30 July 2004 to 29 January 2005	
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	266,230
5.	Number of shares issued/allotted under scheme during period:	87,663
6.	Balance under scheme not yet issued/allotted at end of period	178,567
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	266,230

Please confirm total number of shares in issue at the end of the period in order for us to update our records

2,710,670,583

Contact for queries:

Name: Gerald Watson

Telephone: 01733 474435

Address:

4 Broadgate, London, EC2M 2DA

Person making return

Name: Gerald Watson

Position: HHG PLC Company Secretary

Signature: Gerald A Watson

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

HHG PLC

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	2,336,661
JP Morgan Chase Nominees	9,616,282
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	27,890,219
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	4,098,649
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	20,627,678
Cogent Nominee Pty Limited	5,584,228
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	7,381,305
Permanent Trustee Australia Ltd <SMF 0013>	1,309,897
National Australia Custodian Services A/C 3093-15 TSPPAE	8,486,542
Perpetual Trustee Company Limited	29,166
Perpetual Trustee Company Limited	2,274
National Australia Custodian Services	4,837,495
JP Morgan Chase Nominees	1,649,010
National Australia Custodian Services	4,732,362
Citicorp Nominees Pty Ltd	2,919,130
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	1,684,613
RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C>	49,941,170
Citicorp Nominees Pty Ltd	10,012,797
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	65,088,953
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	17,533,016
UBS Nominee Pty Ltd <Prime Broking A/C>	2,734,226
UBS Nominee Pty Ltd <Prime Broking A/C>	443,220
JP Morgan Chase Nominees	3,255,090
JP Morgan Chase Nominees	1,251,428
National Australia Custodian Services A/C FNPEAE/9353-16	662,100
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	823,080
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	144,037
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	705,893
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	114,414
Cogent Nominee Pty Limited A/C WTXME6	15,406,367
UBS Nominee Pty Ltd <Prime Broking A/C>	1,565,425

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

30,707,293 at various times

8. Percentage of issued class

1.13%

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

01 February 2005

12. Total holding following this notification

272,866,727

13. Total percentage holding of issued class following this notification

10.07%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

02 February 2005

Information only release

HHG PLC

CDI Voting Instruction and Election Form

7 January 2005

The attached booklet contains a Voting Instruction and Election Form which will be personalised and sent to HHG CHESS Depositary Interest holders with the 'Circular and Notice of Extraordinary General Meeting' (released through the stock exchange on 23 December 2004).

For further information

www.hhg.com or

Investor enquiries
Gail Williamson, HHG Director of Investor Relations — +44 20 7818 5310 — investor.relations@hhg.com

Media enquiries
United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

HHG PLC
4 Broadgate, London EC2M 2DA, England
Company Registration Number: 2072534
ABN 30 106 988 836

You are a shareholder in HHG PLC

Dear shareholder,

I am delighted to put before you proposals to sell the Life Services business for £1.025 billion, to return cash to shareholders and to reduce HHG's investor base.

Your Board believes it is in the best interests of shareholders to approve the sale of the Life Services business (full details of which are set out in the accompanying circular) which would accelerate the release of shareholder capital from the life companies – a key part of HHG's strategy.

If the Sale completes, it is also proposed that the remaining group, comprising Henderson Global Investors and Towry Law, be renamed Henderson Group plc.

If the Sale completes, HHG also proposes to return approximately £875 million in cash to shareholders through the Return of Cash and Reduction of Investor Base proposals. Under the Return of Cash proposal, shareholders will receive cash in exchange for the cancellation of 52 out of every 100 shares they hold on the Record Date.

Following the Sale and the Return of Cash, Henderson Group plc will be a smaller organisation for which servicing approximately 875,000 shareholders will be a considerable constraint. Therefore, the Board recommends that, approximately £100 million of the Sale proceeds be used to cash-out holdings of fewer than 1,041 shares on the Record Date – that is, holdings of fewer than 500 shares after the Return of Cash takes effect. The process may mean that larger holders will also receive a small amount of cash. Shareholders who do not wish to be cashed-out as part of the proposed Reduction of the Investor Base may make an election to retain all their Remaining Holdings.

There are three Proposals in all, involving six resolutions, on which shareholders are asked to vote at an Extraordinary General Meeting (EGM) scheduled for 21 February 2005.

The Board unanimously recommends that shareholders vote in favour of all Resolutions.

These Proposals are important to the future of HHG – please read the Circular carefully before deciding.

Yours sincerely,

Sir Malcolm Bates
Chairman, HHG PLC

You are asked to vote on:

- Proposed Sale of Life Services for £1.025 billion
- Proposed Return of Cash to shareholders in exchange for cancelling shares
- Proposed Reduction of Investor Base

The enclosed Circular outlines the Proposals and contains the Notice of Meeting for the EGM

United Kingdom
8.00am, 21 February 2005
Cazenove Auditorium, 20 Moorgate, London EC2R 6DA

Australia
7.00pm, 21 February 2005
Wesley Conference Centre, 220 Pitt Street, Sydney 2000

Your Voting Instruction and Election Form is on the next page ▶

Important: If these Proposals are implemented, and you hold fewer than 1,041 CDIs on the Record Date, you will hold fewer than 500 CDIs after the Return of Cash takes effect. If you take no action to opt out of the Reduction of Investor Base – that is, if you do not elect to retain your remaining CDIs, you will receive cash in exchange for all your remaining CDIs and you will no longer be a CDI holder. If you wish to elect to retain your remaining CDIs, please follow the instructions set out in the Circular.

In this booklet, unless specified otherwise, the term "shareholder" includes a CDI holder and the term "shares" includes CDIs. This booklet should be read in conjunction with the accompanying Circular. All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this booklet.

Check that you completed your form correctly

Did you...

- ◯ mark either box A or box B with an 'X'? If you marked box B, did you write the name of your proxy, if this is someone other than the Chairman of the meeting?
- ◯ indicate your voting directions for each Resolution in box C if you wish to do so?
- ◯ sign the form in box D?

Need help to fill out this form or information on your shareholding?

Call the shareholder information line:

Australia	1300 137 981
United Kingdom	0870 703 0109
New Zealand	0800 888 017

The shareholder information line cannot give advice on the merits of the proposals or give any financial advice.

www.hhg.com

If you wish to make an election to opt out of the Reduction of Investor Base

Did you...

- ◯ mark the Election box on this form with an 'X'?

The Board considers the Proposals to be in the best interests of shareholders and unanimously recommends that shareholders vote in favour of all Resolutions relating to the Proposals at the Extraordinary General Meeting.

The directors intend to vote in favour of all Resolutions in respect of their own beneficial shareholdings which, in aggregate, amount to 1,191,794 Ordinary Shares representing approximately 0.04% of the entire issued share capital of HHG. If you instruct CDN to appoint the Chairman or a director to vote on your behalf, and you do not direct him how to vote, he will vote in favour of all Resolutions.

How to vote

If you would like to vote, you may either:

- direct CDN how it should vote on the Resolutions in respect of your CDIs; or
- if you wish to attend the meeting (or want someone else to attend on your behalf), instruct CDN to appoint you or your representative as proxy to vote in respect of your CDIs.

Use this form or go to the HHG website at **www.hhg.com** to appoint someone online. Instructions about how to fill out the form are set out on the reverse of the form.

1. Read all the documents carefully
2. Decide whether to vote for or against the Proposals – note the voting instructions on the back of the form and section 8 of the Circular
3. Complete, detach and return your form so that it is received by the registry by the times specified below.

Your Voting Instruction and Election Form (either online or by paper) needs to be submitted so that it reaches HHG's Share Registry at:

Australia GPO Box 4578, Melbourne, VIC 8060; or
New Zealand Private Bag 92119, Auckland 1020

by **7.00pm (Sydney time) on Thursday, 17 February 2005** if you instruct CDN to vote on your behalf, or by **7.00pm (Sydney time) on Saturday, 19 February 2005** if you instruct CDN to appoint a proxy.

How to opt out of the Reduction of Investor Base proposal

Shareholders (including those who hold their shares in the form of CDIs) can elect to retain all of their Remaining Holding after the Return of Cash takes effect and not be affected by the Reduction of Investor Base proposal. If you make an Election, none of your shares will be cancelled under the Reduction of Investor Base proposal. *Making this Election is separate to voting* – if you wish to make your Election after you have returned this form, you can do so afterwards until 15 April 2005 either electronically via **www.hhg.com** or using the form in the back of the Circular. If you do not make an Election, some or all of your shares may be cancelled under the Reduction of Investor Base proposal in exchange for cash. For further details, see sections 1 and 4.B.2 of the Circular.

▶ DETACH FORM HERE ▶

HHG PLC
4 Broadgate, London EC2M 2DA, England
Company Registration Number: 2072534
ABN 30 106 988 836

Voting Instruction and Election Form

Please read the instructions overleaf.

A ☐ **Voting instruction** – please mark 'X'
I/We appoint CHESS Depositary Nominees Pty Limited (CDN) to vote on my/our behalf with respect to the Resolutions below in the manner instructed in section C below.

OR – please mark box A **OR** B

B ☐ **Appointment of Proxy**
CHESS Depositary Nominees Pty Limited (CDN) appoints the Chairman of the meeting as its proxy – please mark 'X'

OR the following person:

______________________________ Write the name of the person if this is someone other than the Chairman of the meeting. **If you wish to attend, speak and vote at the meeting, write your own name.**

to attend and vote on its behalf at the Extraordinary General Meeting of HHG PLC to be held on **21 February 2005 at 7.00pm (Sydney time)** and at any adjournment of the meeting. CDN instructs its proxy to vote on the resolutions proposed at the meeting in accordance with the following directions. Where no direction is given, the proxy may vote as they see fit or abstain in relation to the proposed resolution. In addition, the proxy can vote as they see fit, or abstain on, any other business which may properly come before the meeting, including amendments to resolutions, and at any adjournment of the meeting.

☐ **Important: For item 1 below**
If the Chairman of the meeting is to be the proxy and you do not wish to direct the Chairman how to vote on item 1 below, please mark 'X' in this box. By marking this box, you acknowledge that the Chairman of the meeting may exercise the proxy even if he has an interest in the outcome of that item and that votes cast by him on that item, other than as proxy holder, would be disregarded because of that interest. The Chairman intends to vote undirected proxies in favour of all of the proposed Resolutions (including item 1).

C **Voting directions** – please mark 'X' to indicate your directions

RESOLUTIONS	FOR	AGAINST	ABSTAIN	RESOLUTIONS	FOR	AGAINST	ABSTAIN
Sale proposal				**Reduction of Investor Base proposal**			
1. To approve the Sale of Life Services	☐	☐	☐	4. To approve the Consolidation	☐	☐	☐
2. To change the name of the company to Henderson Group plc	☐	☐	☐	5. To approve the Cancellation	☐	☐	☐
Return of Cash proposal							
3. To approve the Return of Cash	☐	☐	☐	6. To approve the Sub-division	☐	☐	☐

D **Signatures** – *please sign in the boxes below*

Individual or first CDI Holder	CDI holder 2	CDI holder 3
Sole director and sole company secretary	Director	Director/company secretary

CHESS Depositary Nominees Pty Limited [signature] Gerald Watson, Company Secretary, HHG PLC (Agent for CHESS Depositary Nominees Pty Limited)

▼ The section below is NOT part of the voting on the Resolutions ▼

Election to opt out of the Reduction of Investor Base proposal – this does *not* apply to the Return of Cash proposal
Important: Please read the Circular carefully before deciding whether to make an Election.

☐ If you do not want to have part or all of your holding of CDIs (after the Return of Cash) cancelled under the Reduction of Investor Base proposal, mark an 'X' in this box.

1VF

Notes to the Voting Instruction and Election Form

1. Holders of CHESS Depositary Interests (CDIs) who do not wish to attend the meeting may instruct CDN (the registered owner of the shares represented by your CDIs) to vote on their behalf on the Resolutions set out in the Notice of Meeting. To instruct CDN to vote on your behalf and to direct CDN how to vote on each Resolution:
   - Mark the box in section A with an 'X';
   - Indicate your voting directions by completing section C;
   - Sign the Form in section D (refer to Note 4);
   - **Do not** complete section B; and
   - Return your completed form to HHG's Share Registry in the envelope provided so that it is received no later than **7.00pm (Sydney time), Thursday, 17 February 2005**.

   Alternatively, you may submit your voting instruction electronically as explained in Note 6 below.

2. CDI holders do not have an automatic right to attend, speak and vote at the meeting. If you wish to attend, speak and vote at the meeting you must instruct CDN (the registered owner of the shares represented by your CDIs) to nominate you as its proxy. To instruct CDN to appoint you as its proxy (you are entitled to instruct CDN to appoint one person as proxy to attend, speak and vote on a poll at the meeting):
   - **Do not** complete section A;
   - Mark the box in section B with an 'X' and enter your own name in the space provided;
   - Indicate your voting directions by completing section C;
   - Sign the Form in section D (refer to Note 4); and
   - Return your completed form to HHG's Share Registry in the envelope provided so that it is received no later than **7.00pm (Sydney time), Saturday, 19 February 2005.**

   At the meeting, as a proxy, you may vote as you choose on any Resolution for which a voting direction has not been given and on any further or amended Resolution. Alternatively, you may submit your voting instruction electronically as explained in Note 6.

3. If you do not wish to attend, speak and vote at the meeting you may instruct CDN (the registered owner of the shares represented by your CDIs) to nominate the Chairman of the meeting or someone else as its proxy.

   To instruct CDN to appoint a proxy other than yourself and to direct the proxy how to vote on each resolution:
   - **Do not** complete section A;
   - Mark the first box in section B with an 'X' and enter the name of the first person you would like to represent you at the meeting in the space provided. If you would like the Chairman of the meeting to represent you at the meeting, leave the space blank;
   - Indicate your voting directions by completing section C;
   - Sign the Form in section D (refer to Note 4); and
   - Return your completed form to HHG's Share Registry in the envelope provided so that it is received no later than **7.00pm (Sydney time), Saturday, 19 February 2005**.

   At the meeting, the proxy may vote as he or she chooses on any Resolution for which a voting direction has not been given and on any further or amended Resolution. Alternatively, you may submit your voting instruction electronically as explained in Note 6.

4. Each CDI Holder should sign this Voting Instruction and Election Form. If your CDIs are held in joint names all CDI Holders should sign in the boxes in section D. If you are signing as an attorney, then the power of attorney must have been noted by HHG's Share Registry or a certified copy of it must accompany this Voting Instruction form.

   Only duly authorised officers can sign on behalf of a company (refer to the instructions in section 8 of the Circular). Please sign in the boxes corresponding to the office held by the signatory, ie sole director and sole company secretary, director and director, or director and company secretary.

5. Where CDIs are held jointly, and more than one of the joint CDI holders gives an instruction, only the instruction of the senior CDI holder who tenders an instruction will be valid. Seniority is determined by the order in which the names appear on the register of CDI holders.

6. If you would like to submit your voting instruction and/or make an Election electronically, you can do so via HHG's website, **www.hhg.com**. You will require your Security Holder Reference Number which is shown on the front of this form along with your name and address.

Completed Voting Instruction and Election Forms and any supporting documents may be lodged using the enclosed reply paid envelope or:

- **By mail** to the HHG Share Registry by posting it to:
  Australia: GPO Box 4578, Melbourne, VIC 8060
  New Zealand: Private Bag 92119, Auckland 1020
- **By facsimile:**
  Australia: 02 8235 8220
  New Zealand: 09 488 8787

Information only release

HHG PLC

Date of release of preliminary results for 2004

20 January 2005

The Australian Stock Exchange (ASX) has granted HHG PLC a waiver from ASX Listing Rule 4.3B to the extent necessary to permit HHG to lodge its preliminary final report for the financial year ended 31 December 2004 immediately all the information or documents become available and, in any event, no later than 23 March 2005.

HHG expects its preliminary consolidated group results for the year ended 31 December 2004 to be completed and lodged with the Australian and London Stock Exchanges on 23 March 2005. The HHG results announcement and additional material will also be made available on www.hhg.com.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices.

HHG currently consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with £68 billion of assets under management at 30 June 2004.
- Life Services – comprising the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

On 10 December 2004, HHG announced that it had entered an agreement to sell the Life Services business to Life Company Investor Group Ltd for a cash consideration of £1.025 billion, subject to shareholder and regulatory approval.

For further information

www.hhg.com or

Investor enquiries

Gail Williamson	+44 20 7818 5310
HHG Director of Investor Relations	investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury	
Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings	
Graham Canning	+61 2 9252 0622

HHG PLC
3 February 2005
For immediate release

==

Provided for purposes of Rule 2.10 (City Code on Takeovers and Mergers):

HHG issued share capital:

2,710,670,583 ordinary shares of 10p (nominal value) each.

International Securities Identification Number HHG PLC ordinary shares:

GB0033881458

Contact

Gerald Watson
Company Secretary
gerald.watson@hhg.com
Telephone: + 441733 474435

HHG PLC

Informal approach to HHG

3 February 2005

HHG today confirms, in compliance with Takeover Code Rule 2.2 (c) in the United Kingdom, that the company has received an approach made on behalf of Resolution Life Group, which may or may not lead to an offer for its subsidiary Life Services or for the entire issued share capital of HHG PLC.

The terms and conditions of any such offer, if made, are uncertain.

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the City Code) any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of any offeror or HHG owns or controls or becomes the owner or controller, directly or indirectly, of 1% or more of any class of securities of any offeror or HHG is required to disclose, by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, every dealing in any relevant securities of that company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which any offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, any such dealings by any offeror, HHG or by any of their respective "associates" (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Market Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by phone + 44 20 7638 0129 or via fax +44 20 7236 7013.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices.

The HHG group currently consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with £68 billion of assets under management at 30 June 2004.
- Life Services – comprising the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

On 10 December 2004, HHG announced that it had entered an agreement to sell the Life Services business to Life Company Investor Group Ltd subject to shareholder and regulatory approval.

The Circular and Notice of Extraordinary General Meeting for Shareholders outlining the proposed sale and return of proceeds was released on 23 December 2004 and is available on the HHG website at www.hhg.com

The Extraordinary General Meeting will be held on 21 February 2005.

For further information

www.hhg.com or

Investor enquiries
Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC

Update to RLG approach

4 February 2005

HHG PLC has been informed by Resolution Life Group (RLG) that they will not be making an offer for the entire issued share capital of HHG. Accordingly, HHG is no longer in an offer period (as defined by the Rules of The City Code on Takeovers and Mergers) and the provisions of Rule 8 therein regarding share dealings, as stated in HHG's announcement dated 3 February 2005, no longer apply. The Board of HHG indicated that it is continuing to explore the approach made by RLG for the Life Services business.

On 10 December 2004, HHG announced that it had entered into a definitive agreement (subject to shareholder and regulatory approval) with Life Company Investor Group Limited to sell its Life Services business and the Circular and Notice of Meeting for shareholders was released on 23 December 2004. The Extraordinary General Meeting of shareholders will be held on 21 February 2005.

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

About HHG PLC

HHG PLC is a diversified financial services group listed on the London and Australian stock exchanges. It is a member of both the FTSE 250 and the ASX 100 indices.

The HHG group currently consists of:

- Henderson Global Investors (Henderson), a leading UK-based investment manager with £68 billion of assets under management at 30 June 2004.
- Life Services – comprising the life and pension books of Pearl Assurance plc, NPI Limited, National Provident Life Limited and London Life Limited, which are closed to new business, and HHG Services Limited, which provides administration services to the life companies.
- The financial advisory firm, Towry Law.

For further information

www.hhg.com or

Investor enquiries

Gail Williamson	+44 20 7818 5168
HHG Director of Investor Relations	investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury	
Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings	
Graham Canning	+61 2 9252 0622